Exhibit 12.2

Statement Regarding Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Nine Months Ended September 30, 2004 (1)	Year Ended December 31
		2003 (1)	2002	2001	2000	1999 (1)
	(in millions, except ratios)
Earnings

Income (Loss) from Continuing Operations Before Income Tax and Cumulative Effect of Accounting Principle Change	$(402.3)	$(435.2)	$593.2	$753.8	$821.2	$(159.0)
Fixed Charges	179.3	221.1	202.3	218.1	228.1	213.3

Adjusted Earnings	$(223.0)	$(214.1)	$795.5	$971.9	$1,049.3	$54.3

Combined Fixed Charges and Preferred Stock Dividends

Interest and Debt Expense	$154.1	$187.2	$162.4	$169.6	$181.8	$137.8
Interest Credited to Policyholders	10.5	16.7	23.8	30.4	32.3	59.3
Amortization of Deferred Debt Costs	5.3	5.4	3.3	7.1	2.4	2.4
Portion of Rents Deemed Representative of Interest	9.4	11.8	12.8	11.0	11.6	13.8
Preferred Stock Dividends	—	—	—	—	—	—

Total Combined Fixed Charges and Preferred Stock Dividends	$179.3	$221.1	$202.3	$218.1	$228.1	$213.3

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	N.M.	N.M.	3.9	4.5	4.6	0.3

N.M. = not a meaningful percentage

(1)	Earnings were inadequate to cover combined fixed charges and preferred stock dividends. The coverage deficiency totaled $402.3 million for the nine months ended September 30, 2004, $435.2 million for 2003, and $159.0 million for 1999.